Exhibit 99.1

For immediate release
March 14, 2006

Petro-Canada and Gazprom Sign Next Stage Agreement for Baltic LNG

Petro-Canada (TSX: PCA, NYSE: PCZ) Quebec City, Quebec -  Petro-Canada and OAO «Gazprom» (Gazprom) today announced that the two companies have signed an agreement to proceed with initial engineering design to build a Baltic gas liquefaction plant near St. Petersburg, Russia. The preliminary engineering studies will provide cost and schedule estimates from which the two companies may proceed into detailed design engineering for the liquefaction plant.

Liquefied natural gas (LNG) supply from the Baltic plant would be shipped to Petro-Canada’s LNG regasification facility in Gros-Cacouna, Quebec that, subject to regulatory approvals, Petro-Canada intends to build with its partner TransCanada Corporation. Gas from this terminal would be targeted for the Quebec and Ontario markets.

The successful conclusion of today’s discussions means that Petro-Canada is one step closer to entering the North American LNG market.

“LNG is going to be a big part of the future of the gas market in North America. As this project moves forward, we will be in an excellent position to import long-term gas supply, not only from Russia but from other parts of the world as well. We see this agreement as an important part of our overall growth strategy,” said Ron Brenneman, Petro-Canada’s President and Chief Executive Officer.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media & general inquiries:	Investor and analyst inquiries:
Michelle Harries	Pamela Tisdale
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-4423

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, natural gas (including LNG) export or import capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in commodity prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas (including LNG) to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; international relations of governments; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas and LNG operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary state